

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2014

Via E-mail
Mr. Yuan Huang
Chief Financial Officer
Joway Health Industries Group Inc.
No. 19, Baowang Road
Baodi Economic Development Zone
Tianjin, PRC 301800

> **Re: Joway Health Industries Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **File No. 333-108715**

Dear Mr. Huang:

We have reviewed your response letter dated January 9, 2014 and have the following comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors, page 19
Risks Relating to Conducting Business in the PRC, page 23

1.   We note your response to prior comment one, from our letter dated December 27, 2013. Please confirm to us that you intend to include, in future filings, "parent only" financial information in accordance with Rule 5.04 of Regulation S-X.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding this comment.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief